SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)(1)

                             MCG Capital Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58047P107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Gavin Saitowitz
                        Springbok Capital Management, LLC
                           405 Park Avenue, 6th Floor
                               New York, NY 10022
                                 (212) 415-6681

                                  Jaime Lester
                             Soundpost Partners, LP
                           405 Park Avenue, 6th Floor
                               New York, NY 10022
                                 (212) 920-8388

                                 Jeffrey Keswin
                             Lyrical Partners, L.P.
                           405 Park Avenue, 6th Floor
                               New York, NY 10022
                                 (212) 415-6640

                                 With a copy to:

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 5, 2009
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

--------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A         PAGE 3 OF 17 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Springbok Capital Management, LLC
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    418,212
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                418,212
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                               7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A         PAGE 4 OF 17 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Springbok Capital Onshore, LLC
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    711,551
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                711,551
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                               7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            00
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A         PAGE 5 OF 17 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Gavin Saitowitz
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF; AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                1,000
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    1,129,763
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     1,000
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,129,763
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                               7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A         PAGE 6 OF 17 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Soundpost Partners, LP
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,229,098
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,229,098
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                               7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 7 OF 17 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jaime Lester
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,229,098
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,229,098
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                               7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 8 OF 17 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Lyrical Partners, L.P.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,194,739
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,194,739
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                               7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 9 OF 17 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jeffrey Keswin
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,194,739
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,194,739
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                               7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 10 OF 17 PAGES
------------------------------                             --------------------

Item 1.       Security and Issuer.

       This Amendment No. 2 ("Amendment No. 2") is filed with respect to shares of common stock, $0.01 par value per share (the "Common Stock"), of MCG Capital Corporation, a Delaware corporation (the "Issuer"), beneficially owned by Springbok Capital Management, LLC ("Springbok"), Springbok Capital Onshore, LLC ("Springbok Onshore"), Gavin Saitowitz, Soundpost Partners, LP ("Soundpost"), Jaime Lester, Lyrical Partners, L.P. ("Lyrical") and Jeffrey Keswin (together, the "Reporting Persons") as of March 6, 2009 and amends and supplements the
Schedule 13D filed on November 20, 2008 as heretofore amended (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

Item 4.       Purpose of Transaction.

Item 4 are hereby amended and restated to include the following penultimate paragraphs:

       On February 11, 2009, Springbok Onshore, Gavin Saitowitz, Edward Gage and Robert S. Everett, individually, and Gavin Saitowitz and Springbok Onshore derivatively on behalf of the Issuer (collectively, the "Plaintiffs") filed a complaint in the Delaware Court of Chancery against the Issuer and each member of its Board of Directors (the "Board" and collectively with the Issuer, as used herein, the "Defendants") (the "Complaint"). The Complaint alleges, among other things, that the Defendants: (i) improperly adopted bylaw provisions upon learning of the interests of the Plaintiffs and/or their affiliates in the Issuer to prevent or deter them from bringing director nominations, including:
(a) a bylaw purportedly requiring that nominating stockholders be in compliance with the applicable ownership limitations of the Investment Company Act of 1940 (the "1940 Act") (the "1940 Act Bylaw"); and (b) a bylaw requiring the disclosure of every compensatory arrangement between any nominating stockholder and their affiliates and associates, or others acting in concert with them, on the one hand, and any nominee and his or her respective affiliates or others acting in concert with them, on the other, for the last three years (the "Compensation Disclosure Bylaw"); and (ii) improperly rejected the nomination notice brought by Springbok Onshore and Gavin Saitowitz (the "Notice") and the nominations of Messrs. Saitowitz, Gage and Everett based on (a) alleged violations of the ownership limitations of the 1940 Act, and (b) failure to supply the information required by the Compensation Disclosure Bylaw with respect to Messrs. Saitowitz and Gage, notwithstanding that Messrs. Saitowitz and Gage offered to provide the requested information to the Company on a confidential basis.

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 11 OF 17 PAGES
------------------------------                             --------------------

       The Complaint seeks, among other things: (i) a declaration that Defendants' application of the 1940 Act By-Law to Mr. Saitowitz is impermissible and invalid because 1940 Act does not apply to Mr. Saitowitz; (ii) a declaration that Defendants application of the 1940 Act By-Law to Mr. Saitowitz and Springbok Onshore is impermissible and invalid because Mr. Saitowitz and Springbok Onshore are in compliance with the requirements of the 1940 Act By-Law; (iii) a declaration that, as adopted and applied, the 1940 Act By-Law and the Compensation Disclosure By-Law are invalid; (iv) an injunction against the Company's bar of the nominations brought by Springbok Onshore and Gavin Saitowitz and a decree that such nominations were validly brought; and (v) a declaration that the Board, in adopting the 1940 Act Bylaw and the Compensation Disclosure Bylaw, violated its fiduciary duties. A copy of the Complaint is filed herewith as Exhibit 99.8 and incorporated herein by reference, and any descriptions herein of the Complaint are qualified in their entirety by reference to the Complaint.

       The Defendants filed an answer to the Complaint on or about February 23, 2009, which denied the Plaintiffs' substantive allegations and raised affirmative defenses.

       On March 4, 2009, the Issuer filed a complaint against the Reporting Persons and Springbok Capital Master Fund, LP ("Springbok Master Fund") under
Section 13(d) of the Securities and Exchange Act of 1934 (the "1934 Act") (the "13D Complaint") alleging, among other things, that the Reporting Persons and Springbok Master Fund violated Section 13(d) of the 1934 Act by jointly filing an erroneous and incomplete Schedule 13D on November 20, 2008 (the "Schedule 13D"). In particular, the Issuer alleged that: (a) Springbok Capital Management, LLC, Gavin Saitowitz and the other Springbok entities were 5% stockholders of the Issuer on or before September 22, 2008; (b) that certain information provided in the Schedule 13D pertaining to certain of the Reporting Persons' and Springbok Master Fund's MCG stock trading history and the timing of the formation of the 13D Group was incorrect; (c) that the Reporting Persons and Springbok Master Fund had certain "control plans" for the Issuer that ought to have been disclosed in the Schedule 13D; (d) that certain information regarding purchases of securities in the nomination notice were incorrect; and (e) that the Reporting Persons and Springbok Master Fund had an undisclosed relationship with Millennium Partners LP and certain of its affiliates with respect to the Issuer.

       The 13D Complaint seeks, among other things: (i) a declaration that the
Schedule 13D violates Section 13(d) of the 1934 Act; (ii) an order that the Reporting Persons and Springbok Capital Master Fund: (a) correct any misstatements and omissions in the Schedule 13D, including by filing with the Securities and Exchange Commission, and sending to the Issuer, accurate disclosures; (b) be enjoined from being able to purchase, or vote any currently-owned, securities of the Issuer until corrective disclosure has been made and enough time has been given for the market to process the information;
(c) be enjoined from voting any shares acquired while the Schedule 13D was inaccurate; and (d) be enjoined from bringing nominations before the annual meeting until any misstatements in the Schedule 13D have been corrected and processed by the public; (iii) an injunction against the Reporting Persons and Springbok Master Fund making any additional material misstatements or omissions in connection with the Issuer's securities; and (iv) any other relief deemed appropriate by the Court. A copy of the 13D Complaint is filed herewith as
Exhibit 99.9 and incorporated herein by reference, and any descriptions herein of the 13D Complaint are qualified in their entirety by reference to the 13D Complaint.

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 12 OF 17 PAGES
------------------------------                             --------------------

       The Reporting Persons and Springbok Master Fund believe that the allegations contained in the 13D Complaint are without merit and intend to defend themselves vigorously. Any errors made in the Schedule 13D were typographical errors which have been corrected herein at Item 5(c). The other allegations made with respect to the trade information disclosed by the Reporting Persons and Springbok Master Fund, including the allegation that some or all of the Reporting Persons and Springbok Master Fund owned in excess of 5% of the Issuer's securities on or before September 22, 2008, are false.

       In addition, the 13D Complaint alleges that the Reporting Persons and Springbok Master Fund failed to abide by Section 13(d) and rules related thereto when the Reporting Persons and Springbok Master Fund, in the Issuer's words, "disclaim[ed]" any intent to present a plan to effect an extraordinary corporate action in the Schedule 13D, but then "brokered" meetings between the Issuer and/or the Board and two different Special Purpose Acquisition Companies (each a "SPAC" and together, the "SPACs"). This allegation is erroneous as the Reporting Persons and Springbok Capital Fund disclosed in the Schedule 13D dated November 10, 2008 that they intended "to seek to enter into discussions with the management of the Issuer in order to encourage the Issuer to pursue one or a combination of the strategic alternatives identified by the Springbok Entities", including specifically the sale of the Issuer. Furthermore, while the amendment to the Schedule 13D, filed on January 21, 2009, stated that the Reporting Persons (which did not include Springbok Master Fund, which no longer owned any of the Issuer's securities at that point) did not have any additional plans at the time, it specifically noted that they may "engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer."

       Consistent with this stated intention, Gavin Saitowitz, on behalf of the Reporting Persons, in late January and early February of 2009, introduced Steven Tunney, the Issuer's CEO, to two different SPACs. The Reporting Persons did not participate in the discussions between the Issuer and either SPAC and are not aware of the specific substance of those discussions. However, it is the Reporting Persons understanding that one of the SPACs may have discussed a potential transaction structure whereby the SPAC would acquire a portion of the Issuer's portfolio. The Reporting Persons do not know what actions, if any, were taken by the Issuer or the Board as a result of those introductions, but the Reporting Persons understand that no transactions were consummated.

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 13 OF 17 PAGES
------------------------------                             --------------------

Item 5.       Interest in Securities of the Company.

Item 5(c) is hereby amended and restated to include the following final paragraph:

       (c) The Reporting Persons have not effected any transactions in the Common Stock of the Issuer since the filing of Amendment No. 1 to the Schedule 13D on January 21, 2009. Information concerning transactions in shares of the Issuer's Common Stock, as reported on Exhibit 99.4 of the Schedule 13D, contained typographical errors relating to certain trades effected by accounts under the management of Soundpost, although the total ownership reported was accurate. In addition, in Amendment No. 1 to the Schedule 13D, the Reporting Persons began presenting trade information by accounts under management. For the sake of consistency and to correct the earlier errors with respect to Soundpost, the tables set forth in Exhibits 99.2 - 99.4 of the Schedule 13D are amended and restated in their entirety by the revised Exhibits 99.2 - 99.4 attached hereto.

Item 7.       Material to be Filed as Exhibits.


Exhibit 99.2 - Amended and Restated list of transactions in the Issuer's Common Stock by Springbok in the sixty (60) days preceding November 20, 2008.

Exhibit 99.3 - Amended and Restated list of transactions in the Issuer's Common Stock by Lyrical in the sixty (60) days preceding November 20, 2008.

Exhibit 99.4 - Amended and Restated list of transactions in the Issuer's Common Stock by Soundpost in the sixty (60) days preceding November 20, 2008.

Exhibit 99.8 - Complaint filed by Springbok Onshore et al. on February 11, 2009.

Exhibit 99.9 - Complaint filed by the Issuer on March 4, 2009.

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 14 OF 17 PAGES
------------------------------                             --------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 9, 2009



                                        SPRINGBOK CAPITAL MANAGEMENT, LLC


                                        By:/s/ Gavin Saitowitz
                                           ------------------------------------
                                        Name: Gavin Saitowitz
                                        Title: Managing Member

                                        SPRINGBOK CAPITAL ONSHORE, LLC

                                        By:/s/ Gavin Saitowitz
                                           ------------------------------------
                                        Name: Gavin Saitowitz
                                        Title: Managing Member

                                        SOUNDPOST PARTNERS, LP


                                        By:/s/ Jaime Lester
                                           ------------------------------------
                                        Name: Jaime Lester
                                        Title: Managing Member

                                        LYRICAL PARTNERS, L.P.


                                        By:/s/ Jeffrey Keswin
                                           ------------------------------------
                                        Name: Jeffrey Keswin
                                        Title: Managing Partner

                                        /s/ Gavin Saitowitz
                                        ----------------------------------------
                                        Gavin Saitowitz

                                        /s/ Jame Lester
                                        ----------------------------------------
                                        Jaime Lester

                                        /s/ Jeffrey Keswin
                                        ----------------------------------------
                                        Jeffrey Keswin

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 15 OF 17 PAGES
------------------------------                             --------------------

                                  EXHIBIT 99.2

TRANSACTIONS IN THE ISSUER'S COMMON STOCK BY THE REPORTING
PERSONS(1) IN THE LAST SIXTY (60) DAYS

The following tables set forth all transactions in Common Stock of the Issuer effected during the sixty (60) days prior to November 20, 2008 by the Springbok entities. Unless otherwise noted, all such transactions were effected in the open market with the personal or corporate funds of the respective account. The shares are held in either cash accounts or margin accounts in the ordinary course of business, and otherwise, no part of the purchase price or market value of such shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Springbok Capital Master Fund, LP

----------------------   ---------------------------  --------------------------
           Trade Date    Amount Purchased (Sold)      Price per Share ($)
----------------------   ---------------------------  --------------------------
               9/22/08                    35,430                      3.16
----------------------   ---------------------------  --------------------------
               9/23/08                    61,796                      3.16
------------------------ --------------------------   --------------------------
               9/24/08                    78,357                      3.06
------------------------ --------------------------   --------------------------
               9/25/08                    34,111                      3.03
------------------------ --------------------------   --------------------------
               9/26/08                   540,982                      3.04
------------------------ --------------------------   --------------------------
               9/26/08                    62,200                      2.99
------------------------ --------------------------   --------------------------
               9/29/08                    64,000                      2.91
------------------------ --------------------------   --------------------------
              10/02/08                    40,300                      2.02
------------------------ --------------------------   --------------------------
              10/03/08                    26,500                      1.89
------------------------ --------------------------   --------------------------
              11/20/08                (2,623,837)                     0.76
------------------------ --------------------------   --------------------------

DCM Limited

------------------------- ------------------------- ----------------------------
           Trade Date     Amount Purchased (Sold)    Price per Share ($)
------------------------- ------------------------- ----------------------------
              9/22/08                      7,570                      3.16
------------------------- ------------------------- ----------------------------
              9/23/08                     13,204                      3.16
------------------------- ------------------------- ----------------------------
              9/24/08                     16,743                      3.06
------------------------- ------------------------- ----------------------------
              9/25/08                      7,289                      3.03
------------------------- ------------------------- ----------------------------
              9/26/08                   (540,982)                     3.04
------------------------- ------------------------- ----------------------------

(1) Includes accounts under management of the Reporting Persons which have purchased or sold the Issuer's securities during the relevant period.

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 16 OF 17 PAGES
------------------------------                             --------------------
                                  EXHIBIT 99.3

TRANSACTIONS IN THE ISSUER'S COMMON STOCK BY THE REPORTING PERSONS(2) IN THE LAST SIXTY (60) DAYS

The following tables set forth all transactions in Common Stock of the Issuer effected during the sixty (60) days prior to November 20, 2008 by the Lyrical entities. Unless otherwise noted, all such transactions were effected in the open market with the personal or corporate funds of the respective account. The shares are held in either cash accounts or margin accounts in the ordinary course of business, and otherwise, no part of the purchase price or market value of such shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Lyrical Opportunity Partners II, L.P.

------------------------- ------------------------- ----------------------------
           Trade Date     Amount Purchased (Sold)    Price per Share ($)
------------------------- ------------------------- ----------------------------
             11/11/08                     25,700                      0.77
------------------------- ------------------------- ----------------------------
             11/12/08                     34,100                      0.73
------------------------- ------------------------- ----------------------------
             11/13/08                     42,100                      0.70
------------------------- ------------------------- ----------------------------
             11/14/08                     86,500                      0.78
------------------------- ------------------------- ----------------------------
             11/17/08                     23,500                      0.68
------------------------- ------------------------- ----------------------------
             11/18/08                     38,100                      0.68
------------------------- ------------------------- ----------------------------
             11/19/08                    183,600                      0.67
------------------------- ------------------------- ----------------------------
             11/20/08                    396,000                      0.66
------------------------- ------------------------- ----------------------------
             11/20/08                    611,600                      0.76
------------------------- ------------------------- ----------------------------

Lyrical Opportunity Partners II, Ltd.

------------------------- ------------------------- ----------------------------
           Trade Date     Amount Purchased (Sold)    Price per Share ($)
------------------------- ------------------------- ----------------------------
             11/11/08                     29,700                      0.77
------------------------- ------------------------- ----------------------------
             11/12/08                     39,300                      0.73
------------------------- ------------------------- ----------------------------
             11/13/08                     48,300                      0.70
------------------------- ------------------------- ----------------------------
             11/14/08                     99,800                      0.78
------------------------- ------------------------- ----------------------------
             11/17/08                     27,000                      0.68
------------------------- ------------------------- ----------------------------
             11/18/08                     43,900                      0.68
------------------------- ------------------------- ----------------------------
             11/19/08                    210,900                      0.67
------------------------- ------------------------- ----------------------------
             11/20/08                    454,305                      0.66
------------------------- ------------------------- ----------------------------
             11/20/08                    700,318                      0.76
------------------------- ------------------------- ----------------------------

(2) Includes accounts under management of the Reporting Persons which have purchased or sold the Issuer's securities during the relevant period.

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 17 OF 17 PAGES
------------------------------                             --------------------
                                  EXHIBIT 99.4


TRANSACTIONS IN THE ISSUER'S COMMON STOCK BY THE REPORTING PERSONS(3) IN THE LAST SIXTY (60) DAYS

The following tables set forth all transactions in Common Stock of the Issuer effected during the sixty (60) days prior to November 20, 2008 by the Soundpost entities. Unless otherwise noted, all such transactions were effected in the open market with the personal or corporate funds of the respective account. The shares are held in either cash accounts or margin accounts in the ordinary course of business, and otherwise, no part of the purchase price or market value of such shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Soundpost Capital Offshore, Ltd.


------------------------- ------------------------- ----------------------------
           Trade Date     Amount Purchased (Sold)    Price per Share ($)
------------------------- ------------------------- ----------------------------
             11/10/08                     27,102                      0.83
------------------------- ------------------------- ----------------------------
             11/11/08                     31,490                      0.79
------------------------- ------------------------- ----------------------------
             11/12/08                     32,075                      0.73
------------------------- ------------------------- ----------------------------
             11/13/08                     27,961                      0.69
------------------------- ------------------------- ----------------------------
             11/14/08                    102,506                      0.75
------------------------- ------------------------- ----------------------------
             11/17/08                     30,689                      0.68
------------------------- ------------------------- ----------------------------
             11/17/08                        301                      0.68
------------------------- ------------------------- ----------------------------
             11/18/08                     69,400                      0.68
------------------------- ------------------------- ----------------------------
             11/19/08                     30,766                      0.66
------------------------- ------------------------- ----------------------------
             11/19/08                     75,454                      0.64
------------------------- ------------------------- ----------------------------
             11/20/08                    297,548                      0.60
------------------------- ------------------------- ----------------------------
             11/20/08                    593,573                      0.76
------------------------- ------------------------- ----------------------------
             11/20/08                    142,126                      0.77
------------------------- ------------------------- ----------------------------

HFR HE Soundpost Master Trust

------------------------- ------------------------- ----------------------------
           Trade Date     Amount Purchased (Sold)    Price per Share ($)
------------------------- ------------------------- ----------------------------
             11/10/08                     5,265                      0.83
------------------------- ------------------------- ----------------------------
             11/11/08                     6,117                      0.79
------------------------- ------------------------- ----------------------------
             11/12/08                     6,231                      0.73
------------------------- ------------------------- ----------------------------
             11/13/08                     5,432                      0.69
------------------------- ------------------------- ----------------------------
             11/14/08                    19,913                      0.75
------------------------- ------------------------- ----------------------------
             11/17/08                        59                      0.68
------------------------- ------------------------- ----------------------------
             11/17/08                     5,962                      0.68
------------------------- ------------------------- ----------------------------
             11/18/08                    13,482                      0.68
------------------------- ------------------------- ----------------------------
             11/19/08                    14,658                      0.64
------------------------- ------------------------- ----------------------------
             11/19/08                     5,977                      0.66
------------------------- ------------------------- ----------------------------
             11/20/08                    27,610                      0.77
------------------------- ------------------------- ----------------------------
             11/20/08                    57,802                      0.60
------------------------- ------------------------- ----------------------------
             11/20/08                   115,307                      0.76
------------------------- ------------------------- ----------------------------

(3) Includes accounts under management of the Reporting Persons which have purchased or sold the Issuer's securities during the relevant period.